VEON Shareholders Elect New Member to its Board of Directors Amsterdam, 18 June 2019 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, announced the results of the elections conducted at its Annual General Meeting of Shareholders held earlier today. Shareholders elected one new member of the Company’s Board of Directors, Muhterem Kaan Terzioğlu, as well as eleven previously serving directors, Ursula Burns, Guillaume Bacuvier, Osama Bedier, Mikhail Fridman, Gennady Gazin, Andrei Gusev, Gunnar Holt, Sir Julian Horn-Smith, Robert Jan van de Kraats, Guy Laurence and Alexander Pertsovsky. With the election of Mr. Terzioğlu, the Board will increase from eleven to twelve members, including the reelected eleven previously serving directors. Mr. Terzioğlu brings to the Board considerable experience in mobile telecommunications and the Eurasian market. He served as Turkcell’s Chief Executive Officer from April 2015 until March 2019, and currently serves as a board member of several international institutions and organizations. Previously he served on the GMSA board, the leading international mobile communication organization, for three consecutive terms, and on the advisory board of the World Economic Forum Center for Fourth Industrial Revolution. He received the 2019 Outstanding Contribution Award to Mobile Industry in Turkey. Shareholders also approved the reappointment of PricewaterhouseCoopers Accountants NV as the Company’s independent auditor. Holders of approximately 99.47% of the Company’s shares were represented at the Annual General Meeting.

About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Contact information INVESTOR RELATIONS CORPORATE COMMUNICATIONS Nik Kershaw Kieran Toohey ir@veon.com pr@veon.com